Exhibit 99.1

Kanen Wealth Management, LLC Philotimo Fund, L.P. 5850 Coral Ridge Drive Suite 309 Coral Springs, FL 33076 P: (631) 863-3100 F: (631) 863-3103 W: KanenWealthManagement.com

September 28, 2018

Mr. Zack Bergreen and The Members of the Board of Directors of Astea International, Inc.
240 Gibraltar Road
Horsham, PA 19044

Dear Mr. Bergreen and Members of the Board,

As you are well aware, we filed a Schedule 13D on April 9th, 2018 and amicably shared our view on specific items that were counterproductive to value creation for ALL stockholders of Astea International, Inc. (“ATEA” or the “Company”). We believe some of the issues include the Company’s capital structure (which includes 10% convertible preferred stock paid to Chief Executive Officer and Chairman Mr. Bergreen) and the lack of experience and diversity on the Company’s Board of Directors (the “Board”).

We Are Concerned About the Company’s Capital Structure:

The convertible preferred stock undermines the health of the Company, resulting in a weakened balance sheet, reduced earnings and also serves as a “repellant” to new investors/prospective ATEA stockholders. It has resulted in the Company trading at less than 1x revenue, which is a significant discount to ATEA’s publicly traded peers. This is especially unsettling in light of the Company’s growth, operating profitability, and future prospects. See table 1 for a list of public Software as a Service (“SaaS”) companies and their respective valuations. At a multiple of 3x revenue, which, in our view, would be one of the lowest valued SaaS companies, ATEA could achieve a fully diluted stock price that would be greater than $16 per share! (TTM revenue of $27.7M and assumes conversion of preferred)

We commend the Board for the formation of the special committee to examine the capital structure (the “Special Committee”), specifically related to the outstanding convertible preferred stock. Pursuant to the Company’s Form 8-K filed on June 29, 2018 with the Securities and Exchange Commission, the purpose of the Special Committee is “to determine if there is a viable recapitalization alternative for the Company that would positively impact shareholder value for ALL OF THE COMPANY’S STOCKHOLDERS (emphasis added).” 90 days later, we ask how might maintaining the convertible preferred stock “positively impact shareholder value for all of the Company’s stockholders”? ATEA’s balance sheet is being weakened by $500,000 per year, its earnings per share is reduced, and despite being a publicly traded company, ATEA has little new stock ownership! As demonstrated by Table 1, ATEA trades at an enormous discount.

We Believe the Company’s Board Suffers from Lack of Experience and Diversity:

We have expressed our view and made introductions to upgrade and refresh the Board. Currently, the Board is only represented by white males over the age of 60, with little or no public company or software-related experience. Having a wide range of perspectives represented in the boardroom is critical to effective corporate governance and is vital if the Board is able to successfully address the complex issues ATEA faces.

Again, how are all stockholders benefitting by the existing capital structure? We ask the Board to uphold its fiduciary duty and update and explain this to us! We look forward to continuing constructive dialogue and monitoring the Special Committee’s progress. We are hopeful our engagement can remain productive and collaborative and not be escalated.

 Sincerely,

Dave Kanen

President, Portfolio Manager

Kanen Wealth Management, LLC

Philotimo Fund, L.P.

P: (631) 863-3100

E: dkanen@kanenadvisory.com